Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 14, 2023

Via EDGAR CORRESPONDENCE

Timothy Worthington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB US Low Volatility Equity ETF
- AB US High Dividend ETF
- AB Disruptors ETF
Post-Effective Amendment No. 1
File Nos. 333-263818 and 811-23799

Dear Mr. Worthington:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on November 7, 2022 (the “Post-Effective Amendment”), on Form N-1A for AB US Low Volatility Equity ETF, AB High Dividend ETF and AB Disruptors ETF (each, a “Fund”), series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on December 15, 2022.

The Staff’s comments and our responses thereto on behalf of Registrant and each Fund are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

General

Comment 1:	With respect to the 80% test for each Fund, please amend this to include borrowings for investment purposes.

Response:	As required by Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), Registrant confirms that borrowings for investment purposes will be included for purposes of calculating each Fund’s compliance with the 80% test. Registrant, however, does not believe that the technical definition of “assets” used in Rule 35d-1, which includes “borrowings for investments purposes,” needs, or is required, to be disclosed in a Fund’s 80% investment policy. Registrant respectfully declines to revise the Prospectus in response to this comment.

AB US High Dividend ETF

Comment 2:

The term “Dividend” suggests a type of investment and requires an 80% policy with respect to investments in dividend paying securities.  A fund can use any reasonable means to determine what a dividend paying security refers to (e.g., common or preferred shares of companies that paid dividends in the last year, have a history of paying consistent dividends, or where the adviser or analysts believe are likely to pay dividends in the next year).

Please amend the 80% test to include securities of US companies that pay dividends.

Response:

Registrant respectfully declines to add an 80% policy of investing in dividend-paying securities, because the use of “dividend” in the Fund’s name reflects a strategy of the Fund rather than a type of investment. Rule 35d-1 under the 1940 Act (the “Names Rule”) requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. The term “dividend” is not specifically addressed in the adopting release for the Names Rule or the Staff’s guidance in frequently asked questions about the Names Rule, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment.

Registrant is aware that fund names describing a fund’s objective, strategy, or policies are still subject to the general prohibition on misleading names in Section 35(d) under the 1940 Act, as well as other antifraud provisions of the federal securities laws. The Fund’s principal investment strategies indicate that the Adviser employs investment processes with the goal of identifying the most attractive securities and issuers that pay dividends and have the potential for long-term capital generation.

Additionally, Registrant has reviewed several currently effective funds that use “dividend” in their names and most have not disclosed that they have adopted a policy to invest 80% of their assets in dividend-producing securities. Application of the Names Rule to the term “dividend” would result in disparate treatment of the Fund as compared to these other registered investment companies that have more flexible or permissive investment

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policies than the one currently being proposed by the staff. Registrant is aware that the staff is in the process of accepting comments regarding the Names Rule and welcomes universally-applicable guidance on the use of particular terms in fund names. In particular, further clarification around the differences between investment types and investment strategies would be helpful. Registrant will reassess the disclosure and take further actions as necessary if the SEC further amends the Names Rule or issues new guidance.

Comment 3:	The principal strategies section for AB US High Dividend ETF includes discussions of derivatives. Please include the corresponding derivatives risk as a principal risk for the Fund. Please make sure the risk is tailored to the types of derivatives used.

Response:	The Prospectus has been revised in response to this comment to clarify how the Fund uses derivatives and to include derivatives risk as a principal risk for the Fund.

AB Disruptors ETF

Comment 4:	The principal strategies section states, “The Fund may invest in companies in any sector or industry, although the Adviser’s focus on innovation leaders may result in substantial investment in companies operating in one or more industries within the information technology sector.” We ask that, if applicable, if the Fund intends to concentrate within a specific industry to please disclose them within this filing.

Response:	The Fund does not intend to concentrate its investments in any specific industry. The Fund maintains flexibility to invest in various industries according to the Adviser’s ongoing evaluation processes. Registrant respectfully declines to revise the Prospectus in response to this comment.

Comment 5:	Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:	The Prospectus has been revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller, Alexandra K. Alberstadt or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.
Lancelot A. King, Esq.

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